SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)*
deCODE genetics, Inc.
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
243586104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. Identification No. SAPAC Corporation Ltd. N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

New Brunswick, Canada

	5	SOLE VOTING POWER

NUMBER OF		3,117,163(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,117,163(1)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,117,163(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.036%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) This amount includes warrants to purchase 111,112 shares of deCODE genetics common stock beneficially owned by the Reporting Person as of February 14, 2008.

Page 2 of 5 Pages

Item 1.
(a)	Name of Issuer: deCODE genetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
Sturlugata 8, IS-101
Reykjavik, Iceland
Item 2.
(a)	Name of Person Filing: SAPAC Corporation Ltd.

(b)	Address of Principal Business Office or, if none, Residence:
Cerrito 461 Piso 4
P.O. Box 531
Correo Central
Montevideo, Uruguay 11000
(c)	Citizenship: New Brunswick, Canada

(d)	Title of Class of Securities: Common Stock, $.001 par value per share.

(e)	CUSIP Number: 243586104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned: 3,117,163(1)

Page 3 of 5 Pages

(b)	Percent of Class: 5.036%

(c)	Number of Shares to which such person has:
(i)	Sole power to vote or direct the vote: 3,117,163(1)

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,117,163(1)

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
          Not Applicable.
Item 8. Identification and Classification of Members of the Group.
          Not Applicable.
Item 9. Notice of Dissolution of the Group.
          Not Applicable.
Item 10. Certification.
          Not Applicable.
(1) This amount includes warrants to purchase 111,112 shares of deCODE genetics common stock beneficially owned by the Reporting Person as of February 14, 2008.

Page 4 of 5 Pages

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008

(Date)

SAPAC Corporation Ltd.

/s/ Jorge Rodriguez	/s/ Natalia Rebuffo

(Signatures)

Jorge Rodriguez	Natalia Rebuffo
Vice President	Secretary & Treasurer

(Names/Titles)
          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 Pages